Schedule A
to the
Administration Agreement
between
World Funds Trust (the “Trust”)
and
Commonwealth Shareholder Services, Inc. (“CSS”)

Dated as of November 26, 2013

B Riley Diversified Equity Fund

Compensation to be Paid to CSS:

A.	For administration, CSS shall be paid an asset-based administrative fee, computed daily and paid monthly, at the following annual rates based on the average daily net assets of each Fund:

Name of Fund	Administrative Services Fee

B. Riley Diversified Equity Fund	10 basis points per annum on the average daily net assets on assets up to $100 million, payable monthly with a minimum annual fee of $30,000. 0.07% on assets from $100 million to $250 million, and 0.05% on assets greater than $250 million.